Exhibit 99.1

FOR IMMEDIATE RELEASE

May 3, 2006

NOVA Chemicals plans to temporarily idle styrene plant
due to U.S. Gulf Coast ethylene shortage

Pittsburgh, PA - NOVA Chemicals Corporation (NYSE, TSX: NCX) today announced plans to temporarily idle its Bayport, Texas, styrene monomer plant as a result of the ethylene force majeure declared by Huntsman Corporation and limited ethylene availability on the U.S. Gulf Coast. Through its Sarnia, Ontario styrene monomer production and other supply arrangements, the company expects to be able to meet its market obligations for both styrene monomer and styrenic polymers.

The financial impact of the outage is expected to be limited to relatively minor shutdown and startup costs.

NOVA Chemicals produces plastics and chemicals that are essential to everyday life. Our employees develop and manufacture materials for customers worldwide that produce consumer, industrial and packaging products. NOVA Chemicals works with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship. Company shares are traded on the Toronto and New York stock exchanges as NCX. Visit NOVA Chemicals on the Internet at www.novachem.com.

Media inquiries, please contact:

Greg Wilkinson – Vice President, Public Affairs

Tel:      412.490.4166

E-mail:  wilkinga@novachem.com

Investor Relations inquiries, please contact:

Chris Bezaire – Vice President, Investor Relations

Tel: 412.490.5070

E-mail: chris.bezaire@novachem.com

Forward-Looking Information
The information in this news release contains forward-looking statements, including the statements that NOVA Chemicals expects to be able to meet its market obligations for both styrene monomer and styrenic polymers and that the financial impact of the outage at NOVA Chemicals’ Bayport facility is expected to be limited to relatively minor shutdown and startup costs. By their nature, forward-looking statements require NOVA Chemicals to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections will not prove to be accurate, that NOVA Chemicals’ assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking statements include: uncertainties regarding commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; starting up and operating facilities; operating costs; the impact of competition; uncertainties associated with the North American, South American, European, and Asian economies and other risks detailed from time-to-time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals. NOVA Chemicals’ forward-looking statements are expressly qualified in their entirety by this cautionary statement. In addition, the forward-looking statements are made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update these forward-looking statements to reflect new information, subsequent events or otherwise.

Responsible Care® is a registered trademark of the Canadian Chemical Producers Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.